

March 21, 2011

By Facsimile (949.475.4756) and U.S. Mail

James Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, California 92612-4412

      Re: Ameron International Corporation
               Definitive Additional Materials filed March 7 and 18, 2011
               File No. 001-09102

Dear Mr. Moloney:

We have reviewed the above filings and have the following comments.

1.   We refer you to the following statements in the soliciting material filed March 18, 2011:

- "We are of the strongly held view that the election of Mr. Mitarotonda would be disruptive to the Company and detrimental to our stockholders, *and are extremely pleased that Egan-Jones has recognized this*." (emphasis added)

- "Egan-Jones clearly recognized that Barington has offered no positive ideas, plans or strategies to build value at Ameron."

We have reviewed the Egan-Jones report and are unable to find support for the above statements. Please advise or promptly disseminate corrective disclosure in the same manner as the March 18 soliciting material was disseminated.

2.   Please advise why the Company's February 24, 2011 press release concerning an internal inquiry into the veracity of certain allegations made by Barington was filed with the Commission on March 7, 2011. We remind you of the Company's obligations under Exchange Act Rule 14a-6(b).

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions